

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2022

Danny Yeung
Chief Executive Officer
Prenetics Global Limited
Unit 701-706, K11 Atelier King's Road 728 King's Road, Quarry Bay
Hong Kong

>   **Re: Prenetics Global Limited**
>   **Registration Statement on Form F-1**
>   **Filed May 27, 2022**
>   **File No. 333-265284**

Dear Mr. Yeung:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1.   For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

2.   Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   Please revise your cover page to disclose the number of redemptions of your Class A ordinary shares that occurred in connection with your business combination. To the extent that the redemptions constituted a significant number of your previously outstanding Class A ordinary shares, please revise to disclose that the shares being registered for resale will constitute a considerable percentage of your public float. To the extent that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your Class A ordinary shares, please also highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

Risk Factors
Risks Relating to the Company's Securities, page 48

4.   We note your inclusion of a risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To further illustrate this risk, disclose the purchase price of the securities being registered for resale. Also disclose, if true, that even though the current trading price is below the SPAC IPO price, the certain private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Company Overview, page 126

5.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's Class A ordinary shares.

Liquidity and Capital Resources, page 136

6.   Please revise this section to disclose the number of redemptions of your Class A ordinary shares pursuant to the Business Combination. To the extent there were a significant number of redemptions, as well as the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

General

7.   Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the

price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

8. Please review the registration statement to ensure it is clear that the Business Combination has been completed and to reflect the combined company and its business as of the date of the filing. Non-exclusive examples of disclosure that should be updated are as follows:

- "We face various legal and operational risks associated with doing business in Hong Kong, which could result in a material change in our operations in Hong Kong following the Business Combination..."
- "Upon the completion of the Business Combination, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002."
- "In addition, we cannot assure you that we will not identify any deficiencies or material weaknesses after the Business Combination."
- "Following the Business Combination, we plan to seek bolt-on opportunities that will provide the right platform..."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jonathan B. Stone, Esq.